February 7, 2006

Via EDGAR

Securities and Exchange Commission
ATTN: Yong Choi
Division of Corporation Finance
450 Fifth Street, NW
Judiciary Plaza
Washington, DC 20549

Re: Comment letter dated December 21, 2005 on the Crown Resources Corporation ("Crown") Form 10-K/A for the Year Ended December 31, 2004

Dear Mr. Choi:

          Set forth below are our responses to the Staff's comments. The number of the responses and headings set forth below correspond to the numbered comments and headings on the letter from the Staff.

Form 10-K/A Filed on June 9, 2005
Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

1.     We note you stated you have not paid any dividends in your common stock and do not anticipate paying any dividends in the foreseeable future. However, in the Form 10-Q for the quarterly period ended September 30, 2005, you stated your Board of Directors declared a dividend of $0.21 per share on June 21, 2005 in accordance with the merger agreement dated May 31, 2005. Please explain this apparent contradiction. Since the merger agreement is dated prior to your Form 10-K/A filing date, we presume your management was aware of the dividend declaration clause in the merger agreement when your Form 10-K/A was filed.

RESPONSE:

As we discussed during our telephone conversation on December 21, whether a dividend would be declared was uncertain as of the date of filing of the Form 10-K/A because it was yet dependent on action of Kinross in completing the funding of a $10 million debenture. We will disclose the dividend and any anticipated subsequent dividends in the filing of our Form 10-K for the fiscal year ended December 31, 2005 (the "2005 Form 10-K") and all subsequent filings.

Controls and Procedures

2.     Please indicate whether there were any changes to internal controls over financial reporting as opposed to only the "significant" changes. Please refer to paragraph (c) of Item 308 of the Regulation S-K.

RESPONSE:

There were no changes to internal controls over financial reporting. In accordance with the requirements of paragraph (c) of Item 308 of the Regulation S-K, we will not qualify our disclosure relating to internal controls over financial reporting with the term "significant" or other similar terms in the filing of our 2005 Form 10-K and all subsequent filings.

3.     We note your officers have concluded that there were certain weakness in your disclosure controls and procedures that caused your system of disclosure controls and procedures to be ineffective as of December 31, 2004. Please expand your MD&A disclosure to address disclosure controls and procedures and internal control over financial reporting issues. Your expanded disclosure should describe how your officers assure themselves of the integrity of the financial information provided to them.

RESPONSE:

We will include in the filing of our 2005 Form 10-K and all subsequent filings, additional disclosures, similar to the following, which reflect the form of disclosure as might have been included in our 2004 10-K/A. We believe prospective application of the following disclosures is appropriate given that we expect we are within 30 to 60 days of potentially filing our 2005 Form 10-K and that amending our existing 2004 10-K/A for these disclosures will provide undue regulatory burden for Crown and will not provide our existing shareholders with significantly improved disclosure than we expect they will receive within a short period of time:

Item 1A. Risk Factors

(The following paragraph would be inserted in the Risk Factors section of Item 1A.)

We have identified material weaknesses in disclosure controls and procedures and deficiencies in internal control over financial reporting that we may not be able to mitigate or entirely eliminate.

As further discussed in Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operation, we have identified material weaknesses in disclosure controls and procedures and deficiencies in internal control over financial reporting. With our limited staff and resources we believe it may not be economically feasible to hire additional staff and or outside accounting and legal firms to mitigate or entirely eliminate all material weaknesses in disclosure controls and procedures or all deficiencies in internal controls over financial reporting. The continued existence of these weaknesses and deficiencies may cause our financial information to be materially misstated as reported and, if so determined, could require us to restate financial information in the future. The potential misstatement of our reported financial information as well as the potential restatement of our reported financial information could have a negative impact on the market price of our stock and our financial condition and results of operations.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

(a)     Business Overview

(The following paragraph would be inserted in the Business Overview)

We have identified certain material weaknesses in our disclosure controls and other procedures that cause our disclosure controls and procedures to be ineffective as of December 31, 2004. In addition we have identified deficiencies in our internal controls over financial reporting. Both of these items are discussed below under (j) Disclosure Controls and Procedures and Internal Controls.

(The following section (j) would be inserted and the current section (j) would be relabeled (h))

(j)    Disclosure Controls and Procedures and Internal Controls Over Financial Reporting

Disclosure controls and procedures

          Disclosure controls and procedures are our controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file under the Securities Exchange Act is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

          We have concluded that there were certain material weaknesses in our disclosure controls and procedures that caused our system of disclosure controls and procedures to be ineffective as of December 31, 2004. These weaknesses resulted in adjustments related to properly applying accounting principles generally accepted in the United States of America to the accounting surrounding the spin-off of Solitario in July 2004. These adjustments required the recording of the fair value of our investment in Solitario, the recording of our warrant liability at fair value, an adjustment to our accumulated deficit and recording the net change in fair value of these items in our statement of operations. All of these adjustments are recorded in our consolidated financial statements for year ended December 31, 2004.

          In addition, the events cited in this report that are the subject of the restatement described in Note 14 to the consolidated financial statements were the result of material weaknesses in our disclosure controls and procedures and our system of internal control over financial reporting, discussed below. These material weaknesses relate to incorrectly providing income tax benefits on variable plan stock option compensation, with respect to certain outstanding incentive stock options, incorrectly recognizing a deferred tax benefit related to its loss on derivative instrument - unexercised Crown warrants and incorrectly recording our deferred tax expense related to the spin-off of Solitario related to the retained shares.

Internal control over financial reporting

          Internal control over financial reporting is defined as a process designed by, or under the supervision of our chief executive officer and our chief financial officer, and effected by our board of directors, through our audit committee, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. These include procedures that (i) pertain to maintenance of records in reasonable detail to accurately reflect transactions and disposition of assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

          We have performed a limited review of our system of internal controls over financial reporting and noted certain deficiencies in these controls. These deficiencies include lack of segregation of duties, limited capability to interpret and apply United States generally accepted accounting principles, lack of adequate documentation of our system of internal controls, lack of formal accounting policies and procedures and related documentation, deficiencies in our information technology systems and lack of a formal budgeting process.

Steps taken to address material weaknesses and deficiencies and inherent limitations

          We have taken steps to address the above identified material weaknesses and deficiencies, including (i) hiring of an outside accounting firm, in addition to (and not associated with) our independent public accounting firm to assist with preparation of our quarterly and annual reports, (ii) instituting a plan to update our accounting policies and procedures and budgeting processes, (iii) ongoing training and education regarding United States generally accepted accounting principles and Securities and Exchange Commission reporting and disclosure requirements and (iv) an ongoing process to upgrade our existing information technology systems.

          Management believes that due to our nature and size, with only seven total employees, it may not be economically feasible to completely eliminate and or mitigate all noted material weaknesses in disclosure controls and procedures and all deficiencies in internal control over financial reporting. Management believes to do so would require the addition of several high-level accounting and financial reporting staff or the engagement of additional outside accounting and legal firms as well as the potential addition of several administrative positions that we do not believe would make economic sense for our shareholders. We believe that our conclusions in this regard are consistent with the proposed recommendations, reported in December 2005, of the Internal Controls Subcommittee to the Securities and Exchange Commission's Advisory Committee on Smaller Public Companies. The existence of these weaknesses and deficiencies potentially subjects our company to additional risk that there may be material misstatements in the future as a result of the misapplication of United States generally accepted accounting principles or the improper recording of our accounts from the lack of segregation of duties.

Integrity of the financial information

          Our officers assure themselves of the integrity of financial information by applying existing control procedures. For example our CFO reconciles general ledger balances to subsidiary ledgers or supporting schedules for all significant accounts and also performs various analytical procedures on financial information. Officers also hold informal meetings to review and approve all financial information.

          In addition, Crown's senior management consists of Mr. Herald, our CEO, Mr. Maronick, our CFO and Mr. Hunt, our Vice President of Operations and our entire company has only seven employees. With such a small and (operationally) efficient staff, we are in constant contact on a daily basis and are intimately familiar with the contents of our financial information and the related disclosures. Our senior management essentially creates our financial information as opposed to having financial information "provided" to them as may be the case with larger organizations. Furthermore, the total number of transactions, for example checks drawn on our bank accounts and recorded journal entries to our accounting records, rarely exceed 100 per month. We believe this gives us a natural advantage over large organizations, but has its limitations, as discussed above, for example with regard to internally available depth of knowledge in complex accounting and reporting and the application of all United States generally accepted accounting principles. Mr. Maronick has and will continue to regularly attend ongoing professional training in these areas to stay up to date. We intend to continue to utilize the outside accounting firm, discussed above, (not our independent public accounting firm) to assist in preparation of our financial statements and disclosures. We believe these steps also provide management with additional assurance regarding the integrity of our financial information.

          Our audit committee also reviews the financial information including discussions with the outside accounting firm and our independent public accounting firm. Management regularly discuses our financial statements and the annual and quarterly filings on Form 10-K and Form 10-Q with our outside independent accountants and members of the audit committee to satisfy management regarding the integrity of the financial information included in public filings with the Securities and Exchange Commission.

          We continue to strive to provide accurate and timely financial information and take steps that, within reason for a firm of our size and within the sensible economic benefit for our shareholders, give management the best possible assurance of the integrity of our financial information.

          Accordingly, the combination of all of the above factors along with our existing disclosure controls and procedures and our systems of internal control, including the implementation of the steps we have taken to mitigate the above noted weaknesses and deficiencies, allow management to assure themselves of the integrity of our financial information.

[end of response to question 3]

In addition, we acknowledge that:

               Crown is responsible for the adequacy and accuracy of the disclosure in the filing; and

               Staff comments or changes to disclosure in response to Staff comments do not foreclose the United States
               Securities and Exchange Commission (the "Commission") from taking any action with respect to the filing; and

               Crown may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this cover letter or the Form 10K/A please contact either Christopher E. Herald or me at Crown at (303) 534-1030.

Sincerely,

/s/ James R. Maronick